UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Le Gaga Holdings Limited

(Name of the Issuer)

Le Gaga Holdings Limited

Harvest Holdings Limited

Harvest Parent Limited

Harvest Merger Limited

Ms. Na Lai Chiu

Valuetrue Investments Limited

Mr. Shing Yung Ma

Grow Grand Limited

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I, L.P.

Sequoia Capital China Principals Fund I, L.P.

Sequoia Capital China Growth Fund I, L.P.

Sequoia Capital China Growth Partners Fund I, L.P.

Sequoia Capital China GF Principals Fund I, L.P.

SC China Holding Limited

Mr. Neil Nanpeng Shen

YH Greenhouse, LLC

Yiheng Capital, LLC

Mr. Yuanshan Guo

SIG China Investments One, Ltd.

SIG Asia Investment, LLLP

Honeycomb Assets Management Limited

Mr. Ming Xia Fu

Limewater Limited

Mr. Wei Min Xia

Natural Eternity Limited

Mr. Kin Ip Law

Mr. Gordon Xiaogang Wang

Win Seasons Holdings Limited

Mr. Ming Ho Lui

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.01 per share

American Depositary Shares, each representing 50 Ordinary Shares

(Title of Class of Securities)

521168 104

(CUSIP Number)

Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower, 10

Metropolis Drive, Hung Hom, Kowloon,

Hong Kong

Attention: Brian Shek

Telephone: (852) 3162-8585

YH Greenhouse, LLC

Yiheng Capital, LLC

Mr. Yuanshan Guo

1 Montgomery St. Ste 3450, San

Francisco, California 94104

Telephone: +1 (415) 875-5600

Harvest Holdings Limited

Harvest Parent Limited

Harvest Merger Limited

Ms. Na Lai Chiu

Valuetrue Investments Limited

Mr. Shing Yung Ma

Grow Grand Limited

Honeycomb Assets Management Limited

Mr. Ming Xia Fu

Limewater Limited

Mr. Wei Min Xia

Natural Eternity Limited

Mr. Kin Ip Law

Mr. Gordon Xiaogang Wang

Win Seasons Holdings Limited

Mr. Ming Ho Lui

Unit 1105, The Metropolis Tower, 10

Metropolis Drive, Hung Hom, Kowloon,

Hong Kong

Telephone: (852) 3162-8585

SIG China Investments One, Ltd.

SIG Asia Investment, LLLP

One Commerce Center

1201 N. Orange Street, Suite 715

Wilmington, DE 19801

Telephone: +1 (415) 403-6510

Sequoia Capital China I, L.P.

Sequoia Capital China Partners Fund I,

L.P.

Sequoia Capital China Principals

Fund I, L.P.

Sequoia Capital China Growth Fund I,

L.P.

Sequoia Capital China Growth Partners

Fund I, L.P.

Sequoia Capital China GF Principals

Fund I, L.P.

SC China Holding Limited

Mr. Neil Nanpeng Shen

Suite 2215, 22/F Two Pacific Place

88 Queensway, Hong Kong

Tel: (852) 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory Puff, Esq. Akin Gump Strauss Hauer & Feld LLP Unit 01-04, 28th Floor, Alexandra House 18 Chater Road Central Hong Kong Tel: (852) 3694-0000 Fax: (852) 3694-3001	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29th Floor, Alexandra House 18 Chater Road Central Hong Kong Tel: (852) 3476-9000 Fax: (852) 3015-9354	Eugene Lee, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: (852) 2912-2500 Fax: (852) 2912-2600

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$37,119,106.81	$4,781

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.0812 for 446,368,250 outstanding shares (including shares represented by American depositary shares) of the issuer subject to the transaction (which is the total outstanding shares less the rollover shares not being acquired), plus (b) the product of 182,691,500 ordinary shares issuable under all vested and unexercised options with an exercise price lower than $0.0812 multiplied by $0.004784048 per share (which is the difference between $0.0812 per share merger consideration and the weighted average exercise price of such vested and unexercised options of approximately $0.076415952 per share) ((a) and (b) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Item 15	Additional Information	2

Item 16	Exhibits	3

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Le Gaga Holdings Limited, a Cayman Islands exempted company with limited liability (the “Company”), the issuer of the ordinary shares, par value US$0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 50 Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Harvest Holdings Limited, a Cayman Islands exempted company with limited liability (“Holdco”);

•	Harvest Parent Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Holdco (“Parent”);

•	Harvest Merger Limited, a Cayman Islands exempted company with limited liability and a wholly-owned subsidiary of Parent (“Merger Sub”);

•	Ms. Na Lai Chiu, chairperson of the Company’s board of directors;

•	Valuetrue Investments Limited, a British Virgin Islands investment holding company with limited liability wholly-owned by Ms. Na Lai Chiu (“Valuetrue”);

•	Mr. Shing Yung Ma, a director and the chief executive officer of the Company;

•	Grow Grand Limited, a British Virgin Islands investment holding company with limited liability wholly-owned by Mr. Shing Yung Ma (“Grow Grand”);

•	Sequoia Capital China I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Partners Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Principals Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Growth Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China Growth Partners Fund I, L.P., a Cayman Islands limited partnership;

•	Sequoia Capital China GF Principals Fund I, L.P., a Cayman Islands limited partnership (together with Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “Sequoia Capital China Funds”);

•	SC China Holding Limited, a Cayman Islands exempted company and the ultimate general partner of each of the Sequoia Capital China Funds (“SC China”);

•	Mr. Neil Nanpeng Shen, the sole ultimate beneficial owner of SC China;

•	YH Greenhouse, LLC, a Delaware limited liability company (“YH Greenhouse”);

•	Yiheng Capital, LLC, a Delaware limited liability company and the managing member of YH Greenhouse (“Yiheng”);

•	Mr. Yuanshan Guo, the managing member of Yiheng;

•	SIG China Investments One, Ltd., a Cayman Islands exempted company with limited liability (“SIG China”);

•	SIG Asia Investment, LLLP, a Delaware limited liability partnership and the investment manager of SIG China;

•	Honeycomb Assets Management Limited, a British Virgin Islands investment holding company with limited liability (“Honeycomb”);

•	Mr. Ming Xia Fu, the sole director and sole shareholder of Honeycomb;

•	Limewater Limited, a British Virgin Islands investment holding company with limited liability (“Limewater”);

•	Mr. Wei Min Xia, the sole shareholder and a director of Limewater;

•	Natural Eternity Limited, a British Virgin Islands investment holding company with limited liability (“Natural Eternity”);

•	Mr. Kin Ip Law, the sole director and sole shareholder of Natural Eternity;

•	Mr. Gordon Xiaogang Wang, a director of the Company;

•	Win Seasons Holdings Limited, a Hong Kong investment holding company with limited liability wholly-owned by Mr. Gordon Xiaogang Wang; and

•	Mr. Ming Ho Lui.

This Transaction Statement relates to the agreement and plan of merger dated as of July 30, 2014 (the “merger agreement”) by and among Parent, Merger Sub and the Company, pursuant to which Merger Sub was merged with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly-owned subsidiary of Parent.

In this Transaction Statement, we refer to Ms. Na Lai Chiu, Valuetrue, Mr. Shing Yung Ma, Grow Grand, the Sequoia Capital China Funds, YH Greenhouse, SIG China, Pacven Walden Ventures VI, L.P., a Cayman Islands limited partnership, Pacven Walden Ventures Parallel VI, L.P., a Cayman Islands limited partnership, Honeycomb, Limewater, Natural Eternity, Win Seasons and Mr. Ming Ho Lui collectively as the “Rollover Shareholders”.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning any of the Filing Persons has been provided by such Filing Person.

Item 15 Additional Information

(c) Item 15(c) is hereby amended and supplemented as follows:

On October 22, 2014, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time), at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the merger agreement and the transactions contemplated thereby, including the merger, and the proposal to authorize each of the members of the special committee of the board of directors of the Company to do all things necessary to give effect to the merger agreement.

On December 2, 2014, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of December 2, 2014, pursuant to which the merger became effective on December 2, 2014. As a result of the merger, the Company will continue its operations as a wholly-owned subsidiary of Parent.

At the effective time of the merger (the “effective time”), each outstanding Share (including Shares represented by ADSs) other than Excluded Shares (as defined below) was cancelled in exchange for the right to receive $0.0812 per Share or $4.06 per ADS (less the $0.05 per ADS cancellation fee to be paid pursuant to the terms of the deposit agreement dated November 3, 2010 by and among the Company and Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder), in each case, in cash, without interest, and net of any applicable withholding taxes. “Excluded Shares” are (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent or any wholly-owned subsidiary of Parent (including Merger Sub) immediately prior to the effective time, including each Share or ADS to be contributed to Parent by the Rollover Shareholders in connection with the rollover and support agreement dated as of July 30, 2014 entered into by Parent, Holdco and the Rollover Shareholders, and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Companies Law (2013 Revision) of the Cayman Islands. The Excluded Shares (other than Dissenting Shares) were cancelled for no consideration. There are no Dissenting Shares as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger, which is required for exercising any dissenters’ rights.

At the effective time, each outstanding vested and unexercised option to purchase Shares granted under the Company’s 2009 Share Incentive Plan and the Company’s 2010 Share Incentive Plan (each, a “Company Incentive Plan”, and collectively, the “Company Incentive Plans”) was cancelled and converted into the right to receive a cash amount equal to the number of Shares issuable under such vested option immediately prior to the effective time of the merger multiplied by the amount by which $0.0812 exceeds the exercise price per Share of such vested option. At the effective time, each outstanding unvested option to purchase Shares granted under the Company Incentive Plans was cancelled for no consideration.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”). The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective. The Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including the Sarbanes-Oxley Act of 2002, applicable to public companies, and the Company’s shareholders will no longer enjoy the rights or protections that the United Sates federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company dated September 25, 2014 (the “Proxy Statement”).**

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instructions Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated July 30, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 30, 2014.

(b)-(1) Equity Commitment Letter, dated July 30, 2014, by and between Yiheng and Holdco, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on July 30, 2014.

(b)-(2) Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and China Minsheng Banking Corp., Ltd., Hong Kong Branch, incorporated herein by reference to Exhibit 2 to Schedule 13D filed with the SEC on July 30, 2014.

(c)-(1) Opinion of Duff & Phelps, LLC, dated July 30, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Fairness Analysis Presented to the Special Committee of Independent Directors, dated July 30, 2014, of Duff & Phelps, LLC.*

(d)-(1) Agreement and Plan of Merger, dated as of July 30, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Rollover and Support Agreement, dated as of July 30, 2014, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Limited Guarantee, dated as of July 30, 2014, by Valuetrue in favor of the Company, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(4) Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Company, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(5) Limited Guarantee, dated as of July 30, 2014, by the Sequoia Capital China Funds in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(6) Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(7) Interim Investors Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub, Ms. Na Lai Chiu, Valuetrue, Mr. Shing Yung Ma, Grow Grand, SC China and Yiheng, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on July 30, 2014.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on August 18, 2014
**	Previously filed on September 25, 2014

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2014

Le Gaga Holdings Limited

By:	/s/ Chung Bong Pang
Name:	Chung Bong Pang
Title:	Chairman of the Special Committee

Harvest Holdings Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Harvest Parent Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Harvest Merger Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Ms. Na Lai Chiu

By:	/s/ Na Lai Chiu

Valuetrue Investments Limited

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

Mr. Shing Yung Ma

By:	/s/ Shing Yung Ma

Grow Grand Limited

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Director

Sequoia Capital China I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Partners Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Principals Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Growth Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China Growth Partners Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Sequoia Capital China GF Principals Fund I, L.P.

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

SC China Holding Limited

By:	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorised Signatory

Mr. Neil Nanpeng Shen

By:	/s/ Neil Nanpeng Shen

YH Greenhouse, LLC

By: Yiheng Capital, LLC, its Manager

By:	/s/ Yuanshan Guo
Name:	Yuanshan Guo
Title:	Authorised Signatory

Yiheng Capital, LLC

By:	/s/ Yuanshan Guo
Name:	Yuanshan Guo
Title:	Authorised Signatory

Mr. Yuanshan Guo

By:	/s/ Yuanshan Guo

SIG China Investments One, Ltd.

By: SIG Asia Investment LLLP, as authorized agent

By: Heights Capital Management, Inc., as authorized agent

By:	/s/ Michael L. Spolan
Name:	Michael L. Spolan
Title:	General Counsel

SIG Asia Investment, LLLP

By:	/s/ Michael L. Spolan
Name:	Michael L. Spolan
Title:	Vice President

Mr. Ming Xia Fu

By:	/s/ Ming Xia Fu

Honeycomb Assets Management Limited

By:	/s/ Ming Xia Fu
Name:	Ming Xia Fu
Title:	Director

Mr. Wei Min Xia

By:	/s/ Wei Min Xia

Limewater Limited

By:	/s/ Wei Min Xia
Name:	Wei Min Xia
Title:	Director

Mr. Kin Ip Law

By:	/s/ Kin Ip Law

Natural Eternity Limited

By:	/s/ Kin Ip Law
Name:	Kin Ip Law
Title:	Director

Mr. Gordon Xiaogang Wang

By:	/s/ Gordon Xiaogang Wang

Win Seasons Holdings Limited

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Director

Mr. Ming Ho Lui

By:	/s/ Ming Ho Lui

EXHIBIT INDEX

(a)-(1) Proxy Statement of the Company dated September 25, 2014 (the “Proxy Statement”).**

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instructions Card, incorporated herein by reference to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated July 30, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on July 30, 2014.

(b)-(1) Equity Commitment Letter, dated July 30, 2014, by and between Yiheng and Holdco, incorporated herein by reference to Exhibit 3 to Schedule 13D filed with the SEC on July 30, 2014.

(b)-(2) Facility Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub and China Minsheng Banking Corp., Ltd., Hong Kong Branch, incorporated herein by reference to Exhibit 2 to Schedule 13D filed with the SEC on July 30, 2014.

(c)-(1) Opinion of Duff & Phelps, LLC, dated July 30, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Fairness Analysis Presented to the Special Committee of Independent Directors, dated July 30, 2014, of Duff & Phelps, LLC.*

(d)-(1) Agreement and Plan of Merger, dated as of July 30, 2014, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Rollover and Support Agreement, dated as of July 30, 2014, by and among Holdco, Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Limited Guarantee, dated as of July 30, 2014, by Valuetrue in favor of the Company, incorporated herein by reference to Exhibit 6 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(4) Limited Guarantee, dated as of July 30, 2014, by Grow Grand in favor of the Company, incorporated herein by reference to Exhibit 7 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(5) Limited Guarantee, dated as of July 30, 2014, by the Sequoia Capital China Funds in favor of the Company, incorporated herein by reference to Exhibit 8 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(6) Limited Guarantee, dated as of July 30, 2014, by Yiheng in favor of the Company, incorporated herein by reference to Exhibit 9 to Schedule 13D filed with the SEC on July 30, 2014.

(d)-(7) Interim Investors Agreement, dated as of July 30, 2014, by and among Holdco, Parent, Merger Sub, Ms. Na Lai Chiu, Valuetrue, Mr. Shing Yung Ma, Grow Grand, SC China and Yiheng, incorporated herein by reference to Exhibit 5 to Schedule 13D filed with the SEC on July 30, 2014.

(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on August 18, 2014
**	Previously filed on September 25, 2014